 October 12, 2015

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-6010

Attention: Melissa Raminpour, Branch Chief

RE:	Leapfrog Enterprises, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed June 15, 2015
File No. 001-31396

Dear Ms. Raminpour:

We are submitting this letter in response to your comment letter, dated September 15, 2015, to Mr. Raymond L. Arthur, Chief Financial Officer of LeapFrog Enterprises, Inc. (the “Company”) setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2015. For convenience, the text of the Staff’s comments has been included in this letter and the numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, Page 21

Comment 1. Your discussion of the results of operations frequently does not quantify sources of material changes. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Instruction 4 to Item 303(A) of Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

Response: The Company acknowledges the Staff’s comments and confirms that in its future filings, when applicable, it will quantify the sources of material changes in its results of operations. With respect to the Company’s Form 10-K for the year ended March 31, 2016, the Company will revise the portion of the discussion of its results of operations for the year ended March 31, 2015 which underwent material changes as compared to the year ended March 31, 2014 as follows:

SUMMARY OF CONSOLIDATED RESULTS

Net sales for the year ended March 31, 2015 decreased $188.5 million, or 36%, as compared to the year ended March 31, 2014, which included a decrease of $187.3 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of tablets and associated content which experienced decreased consumer demand. We believe that the overall market for children’s tablets declined in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also believe that the West Coast port slowdown in the U.S. contributed to decreased tablet sales. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content. Higher than desired inventory levels at retail entering the fiscal year and a reduction in retailer inventory levels further reduced retailer replenishment orders. Net sales for the year ended March 31, 2015 included a 1% negative impact from changes in currency exchange rates.

U.S. Securities and Exchange Commission

October 12, 2015

Cost of sales for the year ended March 31, 2015 decreased $79.0 million, or 24%, as compared to the year ended March 31, 2014 driven by lower net sales resulting in a decrease of $80.6 million in product costs and a decrease of $7.4 million in royalty costs, offset by an increase of $5.9 million in inventory allowances and an increase of $5.2 million in content amortization costs.

Gross margin for the year ended March 31, 2015 was 27.9%, a decrease of 10.7 percentage points as compared to the year ended March 31, 2014. Of this difference, 3.8 percentage points was due to higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail, 2.2 percentage points was due to higher content amortization costs, 1.9 percentage points was due to higher inventory allowances, 1.5 percentage points was due to lower sales volume which increased the impact of fixed logistics costs, and 0.6 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, offset by lower sales of lower-margin tablets.

Operating expenses for the year ended March 31, 2015 increased $52.1 million, or 28%, as compared to the year ended March 31, 2014, which included a $36.5 million non-cash long-lived assets impairment charge against our property and equipment recorded during the quarter ended March 31, 2015, a $19.5 million non-cash goodwill impairment charge recorded during the quarter ended December 31, 2014, an increase of $2.5 million in spending on in-store displays, an increase of $2.5 million in payroll expenses due to higher headcount during the earlier part of the fiscal year, and an increase of $1.1 million in severance costs associated with the reduction in force implemented in February 2015. The increases were offset by a decrease of $5.9 million in spending on cooperative advertising, a decrease of $3.6 million in incentive compensation expense, and a decrease of $1.7 million due to the timing of capitalization of non-content related website system costs.

Income (loss) from operations for the year ended March 31, 2015 worsened by $161.5 million as compared to the year ended March 31, 2014 driven by a decrease in gross profit of $109.4 million, and an increase in operating expenses of $52.1 million including the long-lived assets and goodwill impairment charges discussed above.

Basic and diluted net income (loss) per share for the year ended March 31, 2015 decreased $4.21 and $4.19, respectively, as compared to the year ended March 31, 2014. Our fiscal 2015 results included a $90.8 million tax expense resulting from recording a full non-cash valuation allowance against our domestic deferred tax assets during the year, which accounted for $(1.30) of our basic and diluted net loss per share for the year. In addition, the above mentioned long-lived assets impairment charge of $36.5 million accounted for $(0.52) of our basic and diluted net loss per share for the year. The above mentioned goodwill impairment charge of $19.5 million, offset by the associated tax benefit of $3.8 million, accounted for a net of $(0.22) of our basic and diluted net loss per share for the year. Our results for the year ended March 31, 2014 included a benefit of $62.8 million from a release of our deferred tax asset valuation allowances, which accounted for $0.91 and $0.89 of our basic and diluted net income per share, respectively, for the year.

SUMMARY OF RESULTS BY SEGMENT

United States Segment

Net sales for the year ended March 31, 2015 decreased $135.3 million, or 37%, as compared to the year ended March 31, 2014, which included a decrease of $134.5 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of tablets and associated content which experienced decreased consumer demand. We believe that the overall market for children’s tablets declined in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also believe that the West Coast port slowdown in the U.S. contributed to decreased tablet sales. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content. Higher than desired inventory levels at retail entering the fiscal year and a reduction in retailer inventory levels further reduced retailer replenishment orders.

U.S. Securities and Exchange Commission

October 12, 2015

Cost of sales for the year ended March 31, 2015 decreased $53.4 million, or 24%, as compared to the year ended March 31, 2014 driven by lower sales volume resulting in a decrease of $57.2 million in product costs and a decrease of $5.8 million in royalty costs, offset by an increase of $5.4 million in content amortization costs and an increase of $5.1 million in inventory allowances.

Gross margin for the year ended March 31, 2015 decreased 12.8 percentage points as compared to the year ended March 31, 2014. Of this difference, 4.2 percentage points was due to higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail, 3.4 percentage points was due to higher content amortization costs, 3.2 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, offset by lower sales of lower-margin tablets, 2.6 percentage points was due to higher inventory allowances, and 2.1 percentage points was due to lower sales volume which increased the impact of fixed logistics costs.

Operating expenses for the year ended March 31, 2015 increased $53.8 million, or 35%, as compared to the year ended March 31, 2014, which included a $36.5 million non-cash long-lived assets impairment charge against our property and equipment recorded during the quarter ended March 31, 2015, a $19.5 million non-cash goodwill impairment charge recorded during the quarter ended December 31, 2014, an increase of $2.5 million in spending on in-store displays, an increase of $2.3 million in payroll expenses due to higher headcount during the earlier part of the fiscal year, and an increase of $1.1 million in severance costs associated with the reduction in force implemented in February 2015. The increases were offset by a decrease of $5.6 million in spending on cooperative advertising, a decrease of $3.3 million in incentive compensation expense, and a decrease of $1.7 million due to the timing of capitalization of non-content related website system costs.

Income (loss) from operations for the year ended March 31, 2015 worsened by $135.7 million as compared to the year ended March 31, 2014 driven by a decrease in gross profit of $81.9 million, and an increase in operating expenses of $53.8 million including the long-lived assets and goodwill impairment charges discussed above.

International Segment

Net sales for the year ended March 31, 2015 decreased $53.1 million, or 33%, as compared to the year ended March 31, 2014, which included a decrease of $52.8 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of tablets and associated content which experienced decreased consumer demand. We believe that the overall market for children’s tablets declined in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content. Higher than desired inventory levels at retail entering the fiscal year and a reduction in retailer inventory levels further reduced retailer replenishment orders. Net sales for the year ended March 31, 2015 included a 2% negative impact from changes in currency exchange rates.

Cost of sales for the year ended March 31, 2015 decreased $25.6 million, or 26%, as compared to the year ended March 31, 2014 driven by lower net sales resulting in a decrease of $23.4 million in product costs and a decrease of $1.5 million in royalty costs, offset by an increase of $0.8 million higher inventory allowances.

U.S. Securities and Exchange Commission

October 12, 2015

Gross margin for the year ended March 31, 2015 decreased 6.5 percentage points as compared to the year ended March 31, 2014. Of this difference, 2.5 percentage points was due to significantly higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail entering the fiscal year, 1.6 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, 1.0 percentage points was due to lower sales volume which increased the impact of fixed logistics costs, 0.9 percentage points was due to higher inventory allowances, and 0.2 percentage points was due to higher royalty costs due to proportionally higher sales of licensed content.

Operating expenses for the year ended March 31, 2015 decreased $1.7 million, or 6%, as compared to the year ended March 31, 2014, which included a decrease of $1.0 million in spending on online advertising and a decrease of $0.3 million in incentive compensation expense.

Income from operations for the year ended March 31, 2015 decreased $25.8 million, or 79%, as compared to the same periods in 2014 due to a decrease in gross profit of $27.5 million, offset by a decrease in operating expenses of $1.7 million.

In Appendix A, we have included a marked version of the paragraphs set forth above to show changes to the language of the Form 10-K.

Critical Accounting Policies, Judgments and Estimates, Inventory Valuation, Page 34

Comment 2. We note that net sales in fiscal year 2015 have significantly decreased when compared to the same period last year. We further note that your inventory balance has increased since March 2014, and inventories included write-downs for slow-moving, excess and obsolete inventories of $4.2 million at March 31, 2015. In this regard, please tell us why inventory at March 31, 2015 has increased relative to March 31, 2014 and is properly valued in light of the significant decreased in net sales during the fiscal year-ended March 31, 2015. In your response, please also advise us the inventory amounts recorded at net realizable values (“NRV”) for all reporting periods presented.

Response: The Company respectively submits to the Staff that it properly applied its inventory valuation policy and methodology in accordance with U.S. GAAP and that its inventory of $71.9 million as of March 31, 2015 was properly valued and was stated at the lower of cost or NRV. The Company’s inventory at March 31, 2015 increased $19.6 million as compared to March 31, 2014. The Company built up its inventory during the second quarter of fiscal 2015 to prepare for the holiday season, including the launch of its LeapTV educational video game system. Due to certain development issues, the shipments and promotion of LeapTV occurred later than originally planned. In addition, net sales decreased significantly during the fiscal year, especially during the holiday season, which resulted in a significant increase in inventory at March 31, 2015 as compared to the prior year. As of March 31, 2015, $45.3 million, or 63%, of the Company’s inventory was comprised of products launched during fiscal 2015, including LeapTV.

U.S. Securities and Exchange Commission

October 12, 2015

The allowance for slow-moving, excess and obsolete inventories (“E&O reserve”) at March 31, 2015 increased $2.3 million as compared to March 31, 2014. As a percent of gross inventories, the E&O reserve increased 2.0 percentage points from 3.5% at March 31, 2014 to 5.5% at March 31, 2015. The following table presents the Company’s gross inventories and E&O reserve as of March 31, 2015 and 2014:

	March 31,		Change
	2015	2014	2015 vs. 2014
	(Dollars in millions)
Inventories, gross cost	$76.1	$54.2	$21.9
E&O reserves	(4.2)	(1.9)	(2.3)
Inventories, net	$71.9	$52.3	$19.6

E&O reserves as a percent of inventories, gross cost	5.5%	3.5%	2.0	*

* Percentage point change

The Company applied its inventory valuation policy and methodology in accordance with U.S. GAAP. Pursuant to this methodology, inventories are initially recorded at cost. On a quarterly basis, the Company reviews its inventories that may be stated above NRV and reviews its estimate of E&O reserves. The Company’s E&O reserve estimate is based on management’s review of on-hand inventories compared to their estimated future usage, product demand forecast (including consideration of retail inventory levels, sales and promotions, among other factors), anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. As of March 31, 2015, based on management’s review of these factors, including consideration of the declining net sales experienced in fiscal 2015 and management’s estimates of future net sales trends, the Company appropriately increased its E&O reserves by $2.3 million at March 31, 2015 as compared to March 31, 2014.

The following table presents the inventories stated at cost and at NRV for all reporting periods presented:

	March 31,
	2015	2014
	(Dollars in millions)
Inventories stated at cost	$69.5	$52.2
Inventories subject to E&O reserve:
Inventories subject to 100% write off	3.2	1.8
Inventories subject to partial write down	3.4	0.2
Total inventories subject to E&O reserve, cost	6.6	2.0
E&O reserves	(4.2)	(1.9)
Inventories stated at NRV	2.4	0.1
Total inventories, at lower of cost or NRV	$71.9	$52.3

General

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Robert Lattuga, Senior Vice President and General Counsel, at (510) 596-3328 or rlattuga@leapfrog.com, or myself at (510) 596-5495 or rarthur@leapfrog.com if you should have any additional questions, comments or concerns.

Sincerely,

/s/ Raymond L. Arthur
Raymond L. Arthur
Chief Financial Officer

Appendix A

SUMMARY OF CONSOLIDATED RESULTS

Net sales for the year ended March 31, 2015 decreased $188.5 million, or 36%, as compared to the year ended March 31, 2014, ~~primarily due to decreased consumer demand for our LeapPad line of children’s tablets and associated content, as holiday sales in the overall children’s tablet market declined,~~which included a decrease of $187.3 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of tablets and associated content which experienced decreased consumer demand. We believe that the overall market for children’s tablets declined in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also believe that the West Coast port slowdown in the U.S. contributed to decreased tablet sales. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content~~, decreased demand for our LeapReader learn-to-read system, higher~~. Higher than desired inventory levels at retail entering the fiscal year ~~which~~and a reduction in retailer inventory levels further reduced retailer replenishment orders~~, as well as retailers reducing inventory levels. Tighter inventory management across a number of our retailer partners and the West Coast port slowdown in the U.S. also contributed to decreased tablet sales~~. Net sales for the year ended March 31, 2015 included a 1% negative impact from changes in currency exchange rates.

Cost of sales for the year ended March 31, 2015 decreased $79.0 million, or 24%, as compared to the year ended March 31, 2014 ~~primarily~~ driven by lower net sales resulting in ~~lower~~a decrease of $80.6 million in product costs~~, partially~~ and a decrease of $7.4 million in royalty costs, offset by ~~higher~~an increase of $5.9 million in inventory allowances and an increase of $5.2 million in content amortization costs ~~and higher inventory allowances~~.

Gross margin for the year ended March 31, 2015 was 27.9%, a decrease of 10.7 percentage points as compared to the year ended March 31, 2014 ~~primarily driven by significantly~~. Of this difference, 3.8 percentage points was due to higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail, 2.2 percentage points was due to higher content amortization costs, 1.9 percentage points was due to higher inventory allowances, ~~and~~1.5 percentage points was due to lower sales volume which increased the impact of fixed logistics costs~~. Changes~~, and 0.6 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, ~~partially~~ offset by lower sales of lower-margin tablets~~, also contributed to decreased gross margin.~~.

Operating expenses for the year ended March 31, 2015 increased $52.1 million, or 28%, as compared to the year ended March 31, 2014 ~~primarily due to~~, which included a $36.5 million non-cash long-lived assets impairment charge against our property and equipment recorded during the quarter ended March 31, 2015, a $19.5 million non-cash goodwill impairment charge recorded during the quarter ended December 31, 2014, ~~higher~~ an increase of $2.5 million in spending on in-store displays, an increase of $2.5 million in payroll expenses due to higher headcount during the earlier part of the fiscal year, and ~~higher~~an increase of $1.1 million in severance costs associated with the reduction in force implemented in February 2015. The increases were ~~partially~~ offset by ~~lower~~a decrease of $5.9 million in spending on cooperative advertising, a decrease of $3.6 million in incentive compensation expense, and ~~content development,~~a decrease of $1.7 million due to the timing of capitalization of non-content related website system costs~~, and a decrease in incentive compensation expense~~.

Income (loss) from operations for the year ended March 31, 2015 worsened by $161.5 million as compared to the year ended March 31, 2014 driven by ~~the~~a decrease in ~~net sales, reduced~~ gross ~~margin~~profit of $109.4 million, and ~~higher~~an increase in operating expenses of $52.1 million including the long-lived assets and goodwill impairment charges discussed above.

Basic and diluted net income (loss) per share for the year ended March 31, 2015 decreased $4.21 and $4.19, respectively, as compared to the year ended March 31, 2014. Our fiscal 2015 results included a $90.8 million tax expense resulting from recording a full non-cash valuation allowance against our domestic deferred tax assets during the year, which accounted for $(1.30) of our basic and diluted net loss per share for the year. In addition, the above mentioned long-lived assets impairment charge of $36.5 million accounted for $(0.52) of our basic and diluted net loss per share for the year. The above mentioned goodwill impairment charge of $19.5 million, offset by the associated tax benefit of $3.8 million, ~~also~~ accounted for a net of $(0.22) of our basic and diluted net loss per share for the year. Our results for the year ended March 31, 2014 included a benefit of $62.8 million ~~of~~from a release of our deferred tax asset valuation allowances, which accounted for $0.91 and $0.89 of our basic and diluted net income per share, respectively, for the year.

SUMMARY OF RESULTS BY SEGMENT

United States Segment

Net sales for the year ended March 31, 2015 decreased $135.3 million, or 37%, as compared to the year ended March 31, 2014, ~~primarily due to decreased consumer demand for~~ which included a decrease of $134.5 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of ~~children’s~~ tablets and associated content~~, as holiday sales in~~  which experienced decreased consumer demand. We believe that the overall ~~children’s tablet~~ market for children’s tablets declined~~,~~ in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also believe that the West Coast port slowdown in the U.S. contributed to decreased tablet sales. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content~~,~~. ~~h~~Higher than desired inventory levels at retail entering the fiscal year ~~which~~ and a reduction in retailer inventory levels further reduced retailer replenishment orders~~, as well as retailers reducing inventory levels. Tighter inventory management across a number of our retailer partners and the West Coast port slowdown in the U.S. also contributed to decreased tablet sales.~~.

Cost of sales for the year ended March 31, 2015 decreased $53.4 million, or 24%, as compared to the year ended March 31, 2014 ~~primarily~~ driven by lower sales volume resulting in ~~lower~~a decrease of $57.2 million in product costs~~, partially~~ and a decrease of $5.8 million in royalty costs, offset by ~~higher inventory allowances and higher~~an increase of $5.4 million in content amortization costs~~.~~ and an increase of $5.1 million in inventory allowances.

Gross margin for the year ended March 31, 2015 decreased 12.8 percentage points as compared to the year ended March 31, 2014 ~~primarily driven by significantly~~. Of this difference, 4.2 percentage points was due to higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail, 3.4 percentage points was due to higher content amortization costs, ~~higher inventory allowances, and lower sales volume which increased the impact of fixed logistics costs. Changes~~3.2 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, ~~partially~~ offset by lower sales of lower-margin tablets, ~~also contributed to decreased gross margin~~2.6 percentage points was due to higher inventory allowances, and 2.1 percentage points was due to lower sales volume which increased the impact of fixed logistics costs.

Operating expenses for the year ended March 31, 2015 increased $53.8 million, or 35%, as compared to the year ended March 31, 2014 ~~primarily due to~~, which included a $36.5 million non-cash long-lived assets impairment charge against our property and equipment recorded during the quarter ended March 31, 2015, a $19.5 million non-cash goodwill impairment charge recorded during the quarter ended December 31, 2014, ~~higher~~ an increase of $2.5 million in spending on in-store displays, an increase of $2.3 million in payroll expenses due to higher headcount during the earlier part of the fiscal year, and ~~higher~~an increase of $1.1 million in severance costs associated with the reduction in force implemented in February 2015. The increases were ~~partially~~ offset by ~~lower~~ a decrease of $5.6 million in spending on cooperative advertising, a decrease of $3.3 million in incentive compensation expense, and ~~content development,~~a decrease of $1.7 million due to the timing of capitalization of non-content related website system costs~~, and a decrease in incentive compensation expense.~~.

Income (loss) from operations for the year ended March 31, 2015 worsened by $135.7 million as compared to the year ended March 31, 2014 driven by ~~the~~a decrease in ~~net sales, reduced~~ gross ~~margin~~profit of $81.9 million, and ~~higher~~an increase in operating expenses of $53.8 million including the long-lived assets and goodwill impairment charges discussed above.

A - 2

International Segment

Net sales for the year ended March 31, 2015 decreased $53.1 million, or 33%, as compared to the year ended March 31, 2014, ~~primarily due to~~which included a decrease of $52.8 million in net sales of multimedia learning platforms. Our multimedia learning platforms include our LeapPad line of tablets and associated content which experienced decreased consumer demand. We believe that the overall market for ~~our LeapPad line of~~ children’s tablets ~~and associated content,~~declined in holiday 2014 and that children’s tablets in the toy department at retailers saw increased competition from general purpose tablets sold in the electronics department. We also experienced decreased consumer demand for our LeapReader learn-to-read system, which was entering its second holiday season on shelves. In addition, we experienced lower than anticipated demand for our new LeapTV educational video game system and associated content~~,~~. ~~h~~Higher than desired inventory levels at retail entering the fiscal year ~~which~~and a reduction in retailer inventory levels further reduced retailer replenishment orders~~, as well as retailers reducing inventory levels. Tighter inventory management across a number of our retailer partners also contributed to decreased tablet sales~~. Net sales for the year ended March 31, 2015 included a 2% negative impact from changes in currency exchange rates.

Cost of sales ~~decreased 26%~~ for the year ended March 31, 2015 decreased $25.6 million, or 26%, as compared to the year ended March 31, 2014 ~~primarily~~ driven by lower net sales resulting in ~~lower~~a decrease of $23.4 million in product costs~~, partially~~ and a decrease of $1.5 million in royalty costs, offset by an increase of $0.8 million higher inventory allowances.

Gross margin for the year ended March 31, 2015 decreased 6.5 percentage points as compared to the year ended March 31, 2014 ~~primarily driven by higher inventory allowances, lower sales volume which increased the impact of fixed logistics costs, and higher royalty costs due to proportionally higher sales of licensed content,~~. Of this difference, 2.5 percentage points was due to significantly higher trade discounts as a percentage of net sales to support sell-through of higher than desired inventory levels at retail entering the fiscal year, ~~and~~1.6 percentage points was due to changes in sales mix with proportionally higher sales of lower-margin toys, 1.0 percentage points was due to lower sales volume which increased the impact of fixed logistics costs, 0.9 percentage points was due to higher inventory allowances, and 0.2 percentage points was due to higher royalty costs due to proportionally higher sales of licensed content.

Operating expenses for the year ended March 31, 2015 decreased $1.7 million, or 6%, as compared to the year ended March 31, 2014 ~~primarily driven by lower~~, which included a decrease of $1.0 million in spending on online advertising and a decrease of $0.3 million in incentive compensation expense.

Income from operations for the year ended March 31, 2015 decreased $25.8 million, or 79%, as compared to the same periods in 2014 due to ~~the decreases in net sales and reduced~~a decrease in gross ~~margin, partially~~profit of $27.5 million, offset by ~~lower~~a decrease in operating expenses of $1.7 million.

A - 3